UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   April 2007                      File No.    0-51453

Pacific Booker Minerals Inc.

(Name of Registrant)

#1702 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

(Address of principal executive offices)

1.

News Release dated April 13, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

(Registrant)

Dated: April 13, 2007	By: /s/ Gregory Anderson Gregory Anderson, CEO and Director

PACIFIC BOOKER MINERALS INC.
#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbol: bkm - tsx venture	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Resource Update

Vancouver BC,  April 13, 2007:  Pacific Booker Minerals Inc. is pleased to announce that a new resource estimate has been completed for its wholly owned Morrison porphyry copper/gold/ molybdenum deposit, located 35 km east of Granisle, BC.  This resource estimate is an update from a resource estimate provided in the August 1, 2004 Beacon Hill Consultants Ltd. report entitled “Preliminary Assessment, Morrison/Hearne Hill Project”.  This resource estimate will also be the basis of a feasibility study that is currently being prepared by Wardrop Engineering Inc.

The table below presents the updated Morrison resource estimate using a cut-off grade of 0.3 % Equivalent Copper.  The copper equivalent was calculated using relative recovery and metal prices of $1.78/lb copper, $465/oz gold and $10/lb molybdenum.  Composited intervals from 98 drill holes representing 22,982 m of core were used in the block model estimation. Gold grades were capped at 1.5 g/t prior to compositing.

Class	Tonnes (000's)	Average Grade				Contained Metal
		Cu EQ (%)	Cu (%)	Au (g/t)	Mo (%)	Cu (lb) 000,000's	Au (oz) 000's	Mo (lb) 000's
Measured	96,516	0.47	0.40	0.20	0.004	851.13	614.4	8,511
Indicated	110,353	0.46	0.39	0.20	0.005	936.66	691.8	12,164
Measured / Indicated	206,869	0.46	0.39	0.20	0.005	1,787.78	1,306.3	20,676
Inferred	56,524	0.47	0.40	0.21	0.005	494.72	374.4	6,231

Cu EQ = Cu+Au*0.303+Mo*3.18

An area of elevated molybdenum grade occurs in the southeastern portion of the deposit and includes 49 million tonnes of combined measured and indicated material grading 0.40% Cu, 0.15 g/t Au and 0.01 % Mo.

Ronald G. Simpson, P.Geo., principal of Geosim Services Ltd., completed the resource estimate for the project and is an independent qualified person as defined by NI 43-101.  A detailed 43-101 compliant technical report will be completed and filed on SEDAR within 45 days.

Methodology & Quality Control

These mineral resource estimates were prepared pursuant to Canadian Institute of Mining (CIM) Standards on Mineral Resources and Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council December 11, 2005 and published in the CIM Bulletin of November 2005 and compliant with National Instrument 43-101 – Standards of Disclosure for Mineral Exploration and Development and Mining Properties.  Numbers have been rounded subsequent to calculation.

Resource estimation was constrained by a 3-dimensional solid models developed from geological and analytical data. Block size was 20x20x12 metres and grade estimation was carried out by the ordinary kriging using 6 metre downhole drill composites. Blocks were estimated in three passes using incremental search distances. Tonnes were calculated using an average SG of 2.72 except for the East Fault zone where an SG of 2.6 was used.  The SG values were based on 309 measurements of drill core. In order to be classified as measured, a block was required to have at least 6 composites within a radius of one third of the corresponding variogram range for each zone (62 – 67 metres) and in at least 5 adjacent octants. To be classified as indicated, a block was required to have at least 6 composites within a radius of two thirds of the variogram range (121 – 133 metres) and in at least 3 adjacent octants.  All other estimated blocks were assigned to the inferred category.

Exploration on the Morrison project was conducted under the supervision of E. T. Kimura, P.Geo, who was the Company’s Qualified Person as defined under NI 43-101.  Drill samples for analysis averaged 3.05 metres in length of split NTW and HQ-size core. All drill programs since 2000 utilized modern QA/QC practices involving insertion and monitoring of reference standards, duplicates and blanks.

All analytical work was conducted by Acme Analytical Laboratories Ltd., an ISO 9001 registered facility, located in Vancouver.  Samples for check assays were submitted to ALS Chemex, an ISO 9001 registered facility, also located in Vancouver.

To view information regarding Pacific Booker Minerals Inc., including our Environmental Assessment progress, please visit our website home page and reports section at http://www.pacificbooker.com.

On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml